Exhibit 12.3

MACK-CALI REALTY, L.P.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty, L.P.’s ratios of earnings to fixed charges for the nine months ended September 30, 2005 and for each of the five years ended December 31, 2004 were as follows:

	Nine Months
	Ended September 30,	For the Year Ended December 31,
	2005	2004	2003	2002	2001	2000
EARNINGS:
ADD:
Income from continuing operations before minority interest and equity in earnings from unconsolidated joint ventures	$85,674	$124,550	$125,001	$144,120	$154,200	$124,233

Fixed charges (see calculation below)	93,129	114,218	123,935	127,936	128,981	117,199

Distributed income of unconsolidated joint ventures	—	1,411	11,405	14,793	9,004	8,055

SUBTRACT:
Capitalized interest	(4,059)	(3,920)	(7,285)	(19,664)	(16,722)	(11,524)
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	(5,072)

TOTAL EARNINGS:	$174,744	$236,259	$253,056	$267,185	$275,463	$232,891

FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$88,919	$110,104	$116,311	$107,823	$112,003	$105,394

Capitalized interest	4,059	3,920	7,285	19,664	16,722	11,524

Interest portion (33 percent) of ground rents on land leases	151	194	339	449	256	281

TOTAL FIXED CHARGES:	$93,129	$114,218	$123,935	$127,936	$128,981	$117,199

RATIO OF EARNINGS TO FIXED CHARGES:	1.9	2.1	2.0	2.1	2.1	2.0